Paracap Corporation

424 West Bakerview Rd, #105-268,

Bellingham, WA, 98226

Tel: 949 419 6588

paracapcorp@gmail.com

April 6, 2016

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Washington D.C. 20549

Re: Paracap Corporation

Form 10-K/A No. 2 for the Fiscal Year Ended July 31, 2015

Response Dated March 22, 2016

File No. 0-51975

Dear Mr. Thompson:

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on March 29, 2016. Below are comments regarding the issues raised in the comment letter:

Form 10-K/A No. 2 for the Fiscal Year Ended July 31, 2015

Signatures

1. We filed an amendment No.3 on April 6, 2016 to include currently dated signatures in first and second signature block.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. We filed an amendment No. 3 on April 6, 2016 to include an audit report that contains an opinion on the financial position and the results of operations and cash flows as of and for the years July 31, 2015 and 2014, in accordance with Item 2.02 of Regulation S-X

Balance Sheets, page F-2

3. We removed the unaudited label on the July 31, 2015 balance sheet column

Exhibit 31

We filed an amendment No. 3 on April 6, 2016 to include a currently dated certification.

Paracap Corporation. acknowledges that

•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 949 419 6588.

Yours truly,

/s/ Xing Cheng Yao

Xing Cheng Yao,

President